UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Appointment of Strategic Consultant—Prospective Director

On April 1, 2019, Kornit Digital Ltd. (“Kornit” or the “Company”) announced that it has appointed Mr. Stephen Nigro as a strategic advisor to the Company and to its board of directors (the “Board”). The Company plans to subsequently nominate Mr. Nigro for election to the Board at Kornit’s anticipated 2019 annual general meeting of shareholders.

Mr. Nigro is a printing industry veteran who has spent over 37 years at HP working in a variety of capacities, most recently as President of 3D Printing, overseeing the global build-out and execution of that business segment. Prior to that, Mr. Nigro was Senior Vice President of Imaging and Printing, leading all of HP’s printing businesses including HP Inkjet, HP LaserJet and HP Graphics.

A copy of the press release containing the foregoing announcement is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including the press release appended as Exhibit 99.1, but excluding the quotes contained therein, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

Forward Looking Statements

Certain statements in this Form 6-K and/or in the press release appended as Exhibit 99.1 hereto are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. These forward-looking statements include, but are not limited to, statements relating to the Company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things the factors referred to under “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 26, 2019. Any forward-looking statements in this Form 6-K and in the related press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: April 1, 2019	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated April 1, 2019 entitled “Industry Veteran Stephen Nigro joins the Kornit Digital Team”

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